MAILANDER LAW OFFICE, INC.

945 4th Avenue, Ste. 311

San Diego, California 92101

(619) 239-9034

May 4, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare and Insurance

100 F Street, N.E.

Washington, D. C. 20549-7010

Attention: Ms. Bonnie Baines, Mr. Kevin Vaughn, Ms. Mary Beth Breslin, Mr. Jeffrey Gabor

Re: Marijuana Company of America, Inc.

Form 10-12G/A (5) Filed January 10, 2018

File No. 000-27039

Your Correspondence dated March 16, 2018

Dear Ms. Baines, Mr. Vaughn, Ms. Breslin and Mr. Gabor:

This letter follows from Marijuana Company of America, Inc.’s receipt and review of the Commission’s letter dated March 16, 2018. The specific comments below are numbered to correspond to your comment letter.

Amendment No. 5 to Registration Statement on Form 10-12G, Filed January 10, 2018

Sources and Availability of Raw Materials and the Names of Principal Suppliers, page 10

1. Refer to your response to previous comment four regarding the property to be transferred under the Bougainville joint venture agreement. As it appears you were committed to and have paid the funding to Bougainville Ventures, Inc., and Bougainville Ventures, Inc. owns the land and holds the cash without obligation to reinvest, please provide us the following:

• Tell us in detail how you considered whether this transaction is a purchase/sale of real estate under ASC 970-323-30.

Response: Pursuant to ASC 970-323-30, an investor that contributes real estate to the capital of a real estate venture generally should record its investment in the venture at the investor’s cost (less related depreciation and valuation allowances) of the real estate contributed, regardless of whether the other investors contribute cash, property, or services. An investor shall not recognize profit on a transaction that in economic substance is a contribution to the capital of an entity, because a contribution to the capital of an entity is not the culmination of the earnings process. Some transactions, structured in the form of capital contributions, may in economic substance be sales. MCOA transferred $800k pursuant to the terms of the JV agreement as its capital contribution, and then a portion of the funds were used to acquire the land. Consequently, the purchase price of the purchased property shall be allocated to the property on the JV’s books and no deemed sale occurred. The fair market value of the acquired land was tested for impairment and was not deemed to be impaired as was discussed in our response to the prior comment letter.

U.S. Securities and Exchange Commission

May 4, 2018

• Tell us and clearly disclose what Bougainville has contributed to the joint venture and how any such contributions were valued.

Response: The services contributed to the JV included their respective services relationships and expertise in property development and operations on the property, including equipment deployment, maintenance, monitoring. These items were noted in the joint venture agreement on page 2:

“Information controlled by BV that (a) was made, invented, developed, created, conceived, reduced to practice or having a filing date before the Effective Date, and relate primarily to the growth of Marijuana, management services, and systems specifically related to the management and control of Marijuana grow operations that are presently conducted in Washington State, and relate primarily to BV’S research, development and know-how in the marijuana industry.”

These services were not valued as an asset, but rather provided intangible value to the JV as the services were essential for successfully establishing the JV’s operations. Some of these services were expensed as they were incurred and will be reflected on the audited standalone financials for the JV that will be included in an amendment to the Company’s Form 10-K filing for the year ended December 31, 2017. The Company expects the audit of Bougainville to be completed in approximately one week.

2. Please address the following regarding your response to previous comment three and your acknowledgement of the errors requiring correction in your Forms 10-12G, Forms 10-Q, and joint venture agreements:

• Please file an Item 4.02 of Form 8-K to alert your investors that your financial statements can no longer be relied upon, given the various errors.

Response: The Company filed Form 8-K on April 27, 2018.

• Revise your filings to incorporate the background information provided in your supplemental response to prior comment three.

Response: The Company will file an amendment to its Form 1012g disclosing the additional background information.

• Disclose the date that MCOA management consulted with Mr. Craig Brand, esquire.

Response: The Company retained Mr. Brand on August 14, 2017. This fact was disclosed in the Company’s Form 1012g amendment 2 filed on September 12, 2017.

• Tell us and disclose the date management determined not to engage in operations with the joint venture that would result in MCOA's actual cultivation, harvest, and distribution of cannabis. Tell us and disclose the date management decided to rescind the Gate C Research joint venture agreement and disclose this in your filings.

U.S. Securities and Exchange Commission

May 4, 2018

Response: The Company decided, after consideration and receiving advice from counsel, that although many states have legalized cannabis for medicinal and/or recreational use, cannabis remains nonetheless a Schedule 1 drug under the U.S. Controlled Substances Act, and so illegal under federal law. In an exercise of prudent business judgment, the Company decided to end its announced operations that would involve the cultivation, harvest and distribution of THC psychoactive cannabis. This fact was disclosed in the Company’s Form 1012g amendment 2 filed on September 12, 2017. In that filing Company disclosed, depending upon future legalities and proper approvals, that it may engage in the THC aspect of the industry, but solely as a landlord, or as a possible developer, distributor or lessor in the technology of software industry. The Company clarified and reiterated its position in its Form 1012g amendment 3 filed on October 30, 2017, when it disclosed that it is not engaged in any direct or indirect delta-9 tetrahydrocannabinol (“THC”) research and has no immediate plans to initiate or participate in any such research. Regarding the Gate C Research joint venture, the Company disclosed in the noted September 12, 2017 filing that it would not be involved with the cultivation or harvest of cannabis regarding the GateC joint venture, and that the GateC joint venture was not operational pending finalization of California state regulations governing cannabis grow operations. The Company filed Form 8-K on March 20, 2018 disclosing its entry into the recession agreement with GateC Research, Inc. The Company also disclosed this in its annual report for December 31, 2017.

• Tell us and disclose how these decisions affect your plans to go forward with the Bougainville joint venture. To the extent you intend to go forward with the Bougainville joint venture, tell us and disclose why you are pursuing the Bougainville joint venture but not the Gate C joint venture after your consultations with Mr. Brand.

Response: The Company’s rationale was to continue with the Bougainville joint venture due to the following facts: (1) funding was raised and committed; (2) the property was purchased; and, (3) Company and the joint venture’s business regarding the property would be limited through an amendment to the joint venture agreement to only being a lessor to a third-party operator and a contractor providing management and accounting services for which it would receive compensation. The Company would not be involved in the cultivation, harvest or distribution of any cannabis that may be grown on the joint venture’s one-acre parcel. With regards to the GateC joint venture, and unlike the Bougainville joint venture, the Company did not raise any funding consistent with its obligations under the joint venture agreement, and the joint venture operations with GateC was not operational at all until such time as the State of California adopted and finalized its regulations concerning cannabis growth and distribution, which could not occur until after January 1, 2018. The Company disclosed in its September 12, 2017 filing that the Company would not be part of the cultivation or harvest; the joint venture was currently in its development stages and is not operational; and, the joint venture is pending funding and the finalization of California State regulations governing cannabis grow operations in order to commence operations.

• Please file an Item 1.02 Form 8-K to alert your investors to that the material Gate C Research agreement is to be rescinded, settled and cancelled. To the extent you believe that such an obligation has not yet been triggered, tell us why not and when you believe it will be triggered.

U.S. Securities and Exchange Commission

May 4, 2018

Response: The Company filed Form 8-K on March 20, 2018.

• Tell us and clearly disclose the respective relationships between Green Ventures Capital Corp. and Bougainville, MCOA, and St. Georges.

Response: The Company has no knowledge of any business relationship between Green Ventures, Bougainville and St. George other than the deed of trust securing the funding for the purchase of the land, and as otherwise previously disclosed. The transactions between the Company and St. George have been fully disclosed in the Company’s filings. There are no other relationships to the Company’s knowledge, or they would have been reported on Form 8-K Item 1.01(a)(1).

• Tell us and revise to disclose how Bougainville and Green Ventures Capital Corp. will determine how to subdivide the 4.3 acres of real estate.

Response: The plan to subdivide the property into one-acre parcels was agreed to by the Company and Bougainville from the outset of the joint venture. Section 3.2 of the joint venture agreement specifically refers to a one-acre parcel of land. The division was based on a 30,000 square foot size limitation applicable under state law governing possible cannabis grow operations. As for the criterion of how the property was determined to be sub-divided, the Company has no information concerning that.

• Provide us with any existing written contracts for such division of the property.

Response:       The Company’s joint venture agreement with Bougainville referenced the one-acre parcel of land on page 13, Section 3.2. Aside from the pending amendment and restatement of the joint venture agreement between the Company and Bougainville, the Company is not aware of any written contracts for the division of the property.

• Further, provide us with any written evidence of the transfer of ownership of the real estate to the joint venture entity.

Response: This is forthcoming once the subdivision is approved by the County Assessor, which is expected to occur on or about May 7, 2018. The Company is diligently following up on the status of this and will file Form 8-K, Item 8.01 once the property is transferred to the joint venture. Pursuant to the Company’s most recent communications, the transfer will occur on or about May 7, 2017.

• Tell us and disclose why MCOA is funding the full $274,000 purchase price for the full 4.3 acres but then joint venture will only receive one of the acres. Clearly explain how the single acre will be accounted for on the joint ventures financial statements, how the value of the single acre will be allocated, and how the joint venture will be reimbursed for the amounts allocated to the other 3 acres.

Response: The joint venture agreement with Bougainville always and only involved a one-acre parcel of land. Section 3.2 of the joint venture agreement, filed with the Company’s Form 1012g filed on May 23, 2017, specifically stated that clear title for the joint venture property was comprised of the one-acre parcel. The funding necessary to purchase the property required that the total 4.3 acres be encumbered by a deed of trust to secure the money lent for the project. The $274K will be allocated to the purchase price of the land pursuant to the arm’s length transaction and agreed upon purchase price between the parties. In addition, this pricing is in-line with prevailing lease prices in the area, which further supports the valuation.

U.S. Securities and Exchange Commission

May 4, 2018

Given the significance of your investment in Bougainville - Marijuana Company of America joint venture agreement, please provide the following related to your response to prior comment one:

• The separate audited annual financial statements of the Bougainville joint venture as of December 31, 2017 from 3/16/17 inception in your Form 10-K for the year ended December 31, 2017 pursuant to Rule 8-03(b) of Regulation S-X.

Response:        The Company has engaged a PCAOB registered audit firm and will provide these audited financial statements in an amendment to its Form 10-K for the year ended December 31, 2017 as soon as they are completed, which is expected in approximately one week.

• Revise your March 31, 2017, June 30, 2017, and September 30, 2017 interim financial statements, and include in your December 31, 2017 America (MCOA) financial statement footnote disclosure that includes the summary financial information of Bougainville joint venture as a significant investment as required under ASC 323-10-50-3.

Response:       The Company will amend the noted filings for March 31, 2017, June 30, 2017 and September 30, 2017 and the footnote disclosure to include the summarized financial statements of the Bougainville Joint Venture.

Please provide us with your significance tests for your investments in the joint venture with Global Hemp Group, Inc., your investment in MoneyTrac Technology Inc., and your investment in Convenient HempMart LLC for purposes of both Rule 8-03(b) and ASC 323-10-50-3.

Response:       Management has reviewed the requirements of the significance test as defined in Regulation S-X, Rule 3-09 and has concluded that neither the Global Hemp Group, Inc., MoneyTrac Technology Inc., or Conveniant HempMart LLC investments are significant and thus the financial statements of the investments are not required to be included on the footnotes to the financial statements. Only the Bougainville JV was deemed to be significant. The Company calculated the significance test by comparing (1) its share of the investee’s pretax income from continuing operations to its own income, (2) its investment in the investee to its total assets and (3) its proportionate share of the investee’s total assets to its total assets. These calculations, described in Regulation S-X Rule 1-02(w), are referred to as the significance tests. None of these investments assets exceeded 10% of the Company’s total assets.

Please provide us with copies of the investment and joint venture agreements executed with Global Hemp Group, Inc., MoneyTrac Technology Inc., and Convenient HempMart LLC, including all annexes, payment schedules, and attachments. To the extent such information has not already been filed as exhibits, tell us how you determined that they were not required to be filed as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

Response: The Company filed the Conveniant Hemp Mart contract as an exhibit to Form 8-K on November 27, 2017. The Company determined the Global Hemp Group and MoneyTrac contracts were not material contracts when entered into because they were made in the ordinary course of the registrant’s business and were of a kind that ordinarily accompanies the type of business conducted by the Company. The Company was not substantially dependent on either contract, and neither contract required the acquisition or sale of any property, plant or equipment for a consideration exceeding 15 percent of such fixed assets of the registrant on a consolidated basis, or otherwise falling into an applicable category under Item 601(b)(10)(ii)A-D.

U.S. Securities and Exchange Commission

May 4, 2018

Tell us how you determined that your obligation to purchase up to a total of 15% of MoneyTrac Technology Inc. shares "pursuant to the contractual payment schedule" referred to on page F-16 of your amended Form 10 did not warrant recording a liability on your balance sheet as of March 31, 2017. Tell us how your basis for not recording the liability under GAAP.

Response:       The Company will amend its quarterly balance sheet for the period ended March 31, 2017 to included the portion of the unfunded liability for the commitment to MoneyTrac.

In your response to previous comment two you reference in section 2.1(g) of the Bougainville joint venture agreement that only allows a 30-day cure period if MCOA is unable to meet the funding timelines set out in schedule 5. Please address the following items, as previously requested:

• Revise the March 31, 2017 MCOA financial statements to record a liability for your full $1 million commitment to funding as of March 16, 2017 inception date of the agreement.

Response:       The Company will revise its March 31, 2017 financial statements to so record this funding commitment.

• Revise your financial statements to reflect any subsequent adjustments to that funding schedule as of the date the adjustments were enacted.

Response: The Company will revise its financial statements to reflect subsequent adjustments to the funding schedule as of the date the adjustments were enacted.

• Provide us with Schedules 1, 2, 7, and 8 of the Bougainville joint venture agreement as part of your response, and file them as exhibits.

Response:       The legal land description is included herewith as Schedules 1 and 8. The Company did not receive a lease, and this fact was disclosed in the Company’s Form 10-K for the year ended December 31, 2017.

Regarding Schedule 2, please see (i) the Company’s previous reply to your comment 3, in the Company’s March 5, 2018 responses to the Commission’s January 26 comment letter; and, (ii) the Company’s disclosure in its Form 10-K for December 31, 2017. As disclosed, Bougainville did not have an agreement with a I502 Tier 3 license holder.

Schedule 7 is the Company’s funding commitment included in the joint venture agreement and the attached affiliate marketing program, which was disclosed on Form 8-K filed on December 11, 2017.

Regarding your response to prior comment five, if the company is party to an oral contract that would be required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K if it were written, the company should provide a written description of the contract similar to that required for oral contracts or arrangements under Item 601(b)(10)(iii) of Regulation S-K. Please file the extension for the Gate C U.S. Research joint venture agreement as an exhibit. For guidance refer to Compliance and Disclosure Interpretations, Regulation S-K Question 146.04.

Securities and Exchange Commission

May 4, 2018

Response: The Company filed the written description of the oral agreement as an exhibit to its Form 10-K for the year ended December 31, 2017.

Sincerely yours,

MAILANDER LAW OFFICE, INC.

/s/ Tad Mailander

Tad Mailander

Attachments:

ACKNOWLEDGEMENT

On behalf of Marijuana Company of America, Inc. [the Company], I hereby acknowledge:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,
  The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Donald Steinberg

Donald Steinberg

Chief Executive Officer